Exhibit 3

First Quarter 2007 Report

May 9, 2007

PROFILE

Northcore Technologies Inc. (“Northcore” or the “Company”) provides software solutions and services that help organizations source, manage and sell their capital equipment and assets. Our integrated offerings are designed for organizations in the financial services, manufacturing, government and oil and gas sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Eliminate operational downtime through preventative and corrective maintenance activities;
•	Track the location of assets, ensuring improved asset utilization and redeployment of idle equipment;
•	Manage inventory of materials more effectively, resulting in reduced purchasing costs, improved access to key supplies, and easier transfer of materials to where they are needed; and
•	Accelerate the sale of surplus assets while generating higher yields.

Some of our current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with General Electric Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”). Together, the companies work with leading organizations around the world to help them gain more value from and more control over their assets. GE Asset Manager customers include Kraft Foods Inc., GE Infrastructure and The Toro Company.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

Additional information about Northcore can be obtained from our website www.northcore.com.

LETTER TO SHAREHOLDERS

Dear Shareholders,

Building on the momentum of our fourth quarter results, Northcore has had a very active Q1. In particular, we signed a services agreement with a Fortune 500 strategic partner and delivered asset disposition services to a leading distributor of building products through our joint venture with GE. These and other ongoing efforts bode very well for our performance for the balance of 2007.

Financial Results

In the first quarter of 2007, we met our expectations for modest growth and generated revenues of $322,000. The total represents an increase of four percent over fourth quarter of 2006 results.

As a number of our recently signed customer service agreements are at their initial stage, we believe the revenue potential of these deals will be reflected in our Q2 results and beyond.

Consistent with strategies outlined at our Annual General Meeting of shareholders, we have increasingly focused our efforts on providing application development and technology customization services to our customers. These activities, which complement our application hosting and joint venture efforts, help to differentiate Northcore in a competitive marketplace and allow us to improve our relations with key customers.

Our net loss for the first quarter was $550,000 or $0.01 per share, basic and diluted. This compares to a net loss of $571,000 in the fourth quarter of 2006. In the first quarter of 2006, Northcore reported a net loss of $480,000, a total that included income from discontinued operations of $205,000.

It is important to note that comparisons of our first quarter results to periods when we operated as ADB Systems International Ltd. may not be meaningful given the changes to the Company’s operational focus, overhead and customer activities.

As we reported previously, we sold our Norway business unit for $2.69 million in cash and debt settlement effective June 30, 2006. As a result of the sale of the Norway business unit, we have adjusted our historical financial results to comply with generally accepted accounting principles (GAAP) applicable to discontinued operations.

One of the reasons we sold our Norway business unit was based on an expectation of significant cost reduction. Based on the cost containment results since the sale, we are delivering on our targets.

The Company also reported an EBITDA loss in Q1 of $368,000. This compares to an EBITDA loss of $374,000 in the fourth quarter of 2006 and an EBITDA loss of $373,000 in the first quarter of 2006.

EBITDA loss is defined as losses before interest, taxes, depreciation, amortization, employee stock options and discontinued operations. We consider EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

As at March 31, we held cash and cash equivalents of $93,000 and accounts receivable of approximately $280,000.

LETTER TO SHAREHOLDERS

Operating highlights

In addition to our financial performance, we realized a number of operating achievements in the period, notably:

-
We signed a master professional services agreement with a Fortune 500 strategic partner. The agreement is designed to streamline the process in which Northcore delivers future technology and application development services to all of the customer’s businesses.

-	Our joint venture with GE began providing asset disposition services to a leading national distributor of building products.
-	Our joint venture with GE launched an online marketing and sales platform to remarket off-lease and pre-owned equipment for The Toro Company. The sales platform is accessible via www.toroused.com.
-
We signed a business development agreement with Sandstorm Technologies. Acting as a sales agent, Sandstorm represents Northcore’s suite of asset management offerings to leading North American companies in a variety of key industry verticals, including manufacturing, financial services and healthcare.

Outlook

Based on the timelines of our technology services projects and the pipeline of our sales opportunities, we are optimistic on our prospects for revenue growth, an expanded customer base and improved performance for the balance of 2007.

Yours truly,

Jeff Lymburner, CEO
May 2007

CONSOLIDATED BALANCE SHEETS (in thousands of Canadian dollars) (Unaudited)
	March 31	December 31
	2007	2006

ASSETS

CURRENT
Cash	$93	$475
Accounts receivable	279	154
Deposits and prepaid expenses	58	63
	430	692
CAPITAL ASSETS	80	80
DEFERRED CHARGES	-	41
	$510	$813

LIABILITIES

CURRENT
Accounts payable	$394	$347
Accrued liabilities	891	727
Deferred revenue	36	68
Current portion of secured subordinated notes (Note 5)	1,690	1,682
	3,011	2,824
SECURED SUBORDINATED NOTES (Note 5)	181	244
	3,192	3,068

SHAREHOLDERS’ DEFICIENCY

Share capital (Note 6)	101,926	101,867
Contributed surplus	1,819	1,819
Warrants (Note 7)	585	580
Stock options (Note 8)	1,259	1,252
Other options	193	193
Conversion feature on secured subordinated notes (Note 5)	1,031	1,049
Deficit	(109,495)	(109,015)
	(2,682)	(2,255)
	$510	$813

Continuation of the business (Note 2)

See accompanying notes to unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (in thousands of Canadian dollars, except per share amounts) (Unaudited)
	Quarter Ended March 31
	2007	2006
	(Restated - Note 3)

License revenue	$-	$10
Service revenue	322	362
Total revenue	322	372

Operating expenses:
General and administrative	447	443
Customer service and technology	172	165
Sales and marketing	71	137
Employee stock options	7	35
Depreciation and amortization	9	25
Total operating expenses	706	805
Loss from continuing operations before the under-noted	(384)	(433)

Interest expense:
Cash interest expense	64	107
Accretion of secured subordinated notes	103	145
Interest income	(1)	-
	166	252
Loss from continuing operations	(550)	(685)
Income from discontinued operations (Note 3)	-	205
NET LOSS FOR THE PERIOD	$(550)	$(480)
OTHER COMPREHENSIVE INCOME, NET OF TAX:
Foreign currency translation adjustment	-	17
COMPREHENSIVE LOSS	$(550)	$(463)
LOSS PER SHARE:
From continuing operations, basic and diluted	$(0.01)	$(0.01)
Net loss per share, basic and diluted	$(0.01)	$(0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	83,834	74,208

See accompanying notes to unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT (in thousands of Canadian dollars) (Unaudited)
	Quarter Ended March 31
	2007	2006

DEFICIT, BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED	$(109,015)	$(108,367)
CHANGE IN ACCOUNTING POLICY - FINANCIAL INSTRUMENTS (Note 1)	70	-
DEFICIT, BEGINNING OF PERIOD, AS RESTATED	(108,945)	(108,367)
NET LOSS FOR THE PERIOD	(550)	(480)
DEFICIT, END OF PERIOD	$(109,495)	$(108,847)

See accompanying notes to unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of Canadian dollars) (Unaudited)
	Quarter Ended March 31
	2007	2006
	(Restated - Note 3)

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net loss for the period from continuing operations	$(550)	$(685)
Items not affecting cash:
Employee stock options	7	35
Depreciation and amortization	9	25
Accretion of secured subordinated notes	103	145
	(431)	(480)
Changes in non-cash operating working capital (Note 9)	59	13
	(372)	(467)

INVESTING
Capital assets	(10)	-
	(10)	-

FINANCING
Secured subordinated notes, net	-	750
Repayment of advances from related parties	-	(45)
	-	705
CASH FLOWS FROM DISCONTINUED OPERATIONS (Note 3)
Operating activities	-	(42)
	-	(42)
NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	(382)	196
CASH, BEGINNING OF PERIOD	475	60
CASH, END OF PERIOD	$93	$256
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS

Interest paid	$15	$10

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES -See Note 9

See accompanying notes to unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended March 31, 2007 and 2006
(in Canadian dollars)

1.	SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation
The unaudited interim consolidated financial statements of Northcore Technologies Inc. (“Northcore” or the "Company") should be read in conjunction with the Company's most recent annual audited consolidated financial statements. The accompanying unaudited interim consolidated financial statements include all subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘GAAP’’) for the purposes of interim financial information. Accordingly, they do not include all information and notes as required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the three years ended December 31, 2006, except as described below.

Financial Instruments
Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and, Section 3865, Hedges. These new handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost using the effective interest rate method. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its marketable securities as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and secured subordinated notes are classified as other financial liabilities, which are measured at amortized cost. The Company had neither available for sale, nor held to maturity instruments during the quarter ended March 31, 2007.

There are no significant embedded derivatives or non-financial derivatives that require separate fair value recognition on the unaudited interim consolidated balance sheet on transition and as at March 31, 2007.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended March 31, 2007 and 2006
(in Canadian dollars)

The Company charges all qualifying transaction costs related to debt issuance to earnings as incurred. The Company had previously deferred these costs and amortized them over the term of the related debts. The carrying value of transaction costs at December 31, 2006 of $42,000 was charged to opening deficit on transition on January 1, 2007.

The adoption of these handbook sections resulted in an adjustment to reduce deficit in the amount of $70,000, comprised of a decrease in deferred charges of $42,000 and a decrease in secured subordinated notes of $112,000 at January 1, 2007, being the difference in the carrying amount of secured subordinated notes at December 31, 2006 and the carrying amount calculated using the effective interest rate method from inception.

The Company had no “other comprehensive income or loss” transactions during the quarter ended March 31, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed, except that prior periods are restated to reflect the application of foreign currency translation of self-sustaining foreign operations. Other comprehensive income for the quarter ended March 31, 2006 comprises foreign currency gains on translation of the Company’s former subsidiary in Norway, which was sold in the second quarter of 2006.

2.    CONTINUATION OF THE BUSINESS

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan, including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2006. Management believes that it has the ability to raise additional financing if required. The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

These unaudited interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern. If the going concern assumption were not appropriate for these unaudited interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

Management believes that continued existence beyond Q1 of 2007 is dependent on its ability to increase revenue from existing products, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended March 31, 2007 and 2006
(in Canadian dollars)

3.	DISCONTINUED OPERATIONS

On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS (the “Buyer”), to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000 or approximately Canadian $2,687,000 in cash, subject to shareholder approval. As compensation for the transfer of UK contracts to the Buyer, the Company will receive a royalty of 10% of net annual sales from the contracts for a period of four years from the sale closing date. These royalties will be recognized in earnings as they become due. The Company recorded a total of $76,000 in royalties for the quarter ended March 31, 2007. Certain shareholders of the Buyer were employees or executive officers of ADB Systemer and shareholders of the Company. On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the sale of ADB Systemer and changed its name to Northcore Technologies Inc. effective June 30, 2006. The sale of the shares of ADB Systemer included the sale of the ADB Systems name. Upon the sale of ADB Systemer, the Company retains access to all existing technology that will be used to service existing customers and entered into a Value Added Reseller Agreement with ADB Systemer.

The following summarizes the statement of operations and statement of cash flows information for the Company’s discontinued operations.

	Quarter Ended March 31
Statement of Operations	2007	2006
	(in thousands, except per share amounts)
Revenue	$-	$1,350
Income from operations	-	205
Gain from disposition of discontinued operations	-	-
Income from discontinued operations	$-	$205
Income per share from discontinued operations, basic and diluted	$-	$-

	Quarter Ended March 31
Statement of Cash Flows	2007	2006
	(in thousands)
Operating activities	$-	$(42)
Investing activities - Net proceeds from disposition of discontinued operations	-	-
Financing activities	-	-
Cash (deficiency) from discontinued operations	$-	$(42)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended March 31, 2007 and 2006
(in Canadian dollars)

4.	DUE TO RELATED PARTIES

During the quarter ended March 31, 2006, the Company repaid advances from directors and/or officers totaling $45,000 through the issuance of Series J notes.

As at March 31, 2007, accrued liabilities included $nil (December 31, 2006 - $nil) in interest payable on the amounts due to related parties. During the quarter ended March 31, 2007, interest expense on advances from related parties was $nil (March 31, 2006 - $2,000).

5.	SECURED SUBORDINATED NOTES

a)     During the quarter ended March 31, 2007, $50,000 (face value) of the Series G notes (book value of $46,000) were converted into 162,000 equity units represented by 162,000 common shares valued at $13,000 and 81,000 warrants valued at $5,000 (See table below).

The terms of the secured subordinated notes are more fully described in Note 8 to the annual consolidated financial statements for the year ended December 31, 2006.

b)     During the quarter ended March 31, 2007, the Company recorded cash interest expense of $64,000 (March 31, 2006 - $107,000) and interest accretion of $103,000 (March 31, 2006 - $145,000).

c)      As at March 31, 2007, accrued liabilities include $624,000 (December 31, 2006 - $574,000) of unpaid interest payable relating to the secured subordinated notes.

d)      Accrued liabilities include accrued interest payable to related parties in connection with the secured subordinated notes is as follows:

	March 31, 2007	December 31, 2006
	(in thousands)
Series G	$18	$31
Series H	5	5
Series I	19	16
Series J	13	10
Total	$55	$62

e)	Interest payments relating to the secured subordinated notes totaling $15,000 were made to related parties in the quarter ended March 31, 2007 (March 31, 2006 - $1,000).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended March 31, 2007 and 2006
(in Canadian dollars)

   f)      The following summarizes the face and fair values of the liability and the equity components of the secured subordinated notes.

	Quarter Ended March 31, 2007
Secured Subordinated Notes	Face Value	Fair Value
	(in thousands)
Opening balance - January 1, 2007	$2,405	$1,926
Change in accounting policy (Note 1)	-	(112)
Accreted (non-cash) interest	-	103
Conversion of notes:
Series G (Note 5 (a))	(50)	(46)
Closing balance - March 31, 2007	$2,355	$1,871

Current portion of notes - Series G and H	$1,770	$1,690
Long-term portion of notes - Series I and J	585	181
	$2,355	$1,871

Conversion Features on Secured Subordinated Notes	Quarter Ended March 31, 2007
Including Conversion Feature of Attached Warrants	Common Shares	Fair Value
	(in thousands)
Opening balance - January 1, 2007	17,059	$1,049
Conversion of notes:
Series G (Note 5 (a))	(243)	(18)
Closing balance - March 31, 2007	16,816	$1,031

6.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares
Unlimited number of preference shares - issuable in series

   b)     Outstanding Common Shares

	Quarter Ended March 31, 2007
	Shares	Amount
	(in thousands of shares and dollars)
Opening balance - January 1, 2007	83,742	$101,867
Conversion of secured subordinated notes (Note 5 (a))	162	59
Closing balance - March 31, 2007	83,904	$101,926

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended March 31, 2007 and 2006
(in Canadian dollars)

7.	WARRANTS

   a)      A summary of the changes in the warrants issued and outstanding is as follows:

	Quarter Ended March 31, 2007
	Number	Amount
	(in thousands of shares and dollars)

Opening balance - January 1, 2007	17,064	$580
Conversion of secured subordinated notes (Note 5 (a))	81	5
Closing balance - March 31, 2007	17,145	$585

8.	STOCK OPTIONS

  a)     As at March 31, 2007, 2.220 million stock options were outstanding to employees and directors of which 1.894 million were exercisable. As at December 31, 2006, 2.220 million stock options were outstanding to employees and directors, of which 1.827 million were exercisable.

  b)     On August 4, 2006, the Company granted 500,000 stock options to employees, officers and directors. The options have an exercise price of $0.15 and expire on August 4, 2011. The options are comprised of two categories: non-performance based options and performance based options. The non-performance based options account for 460,000 of the options granted. Approximately 47,000 of these options vested in the first quarter of 2007, with the same number of options to be vest in the subsequent quarters. The remaining 40,000 performance based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives. None of the performance based options have vested as at March 31, 2007.

On June 21, 2006, the Company granted 50,000 stock options to certain employees of the Company. The options have an exercise price of $0.15 and expire on June 21, 2011. Approximately 13,000 of these options vested in the first quarter of 2007.

On December 22, 2005, the Company granted 1 million stock options to certain employees, officers and directors of the Company. The options have an exercise price of $0.16 and expire on December 22, 2008. The options are comprised of two categories: non-performance based options and performance based options. The non-performance based options account for 500,000 of the options granted. Of these options, 400,000 vest quarterly over a four-quarter period and 100,000 were cancelled in the quarter ended March 31, 2006. The remaining 500,000 performance based options were granted to an officer and director of the Company and will vest upon the achievement of specific Company performance objectives. Approximately 450,000 of these performance based options had vested as at December 31, 2006 and no options vested during the quarter ended March 31, 2007.

On January 25, 2005, the Company granted 1.5 million stock options to employees, officers and directors. The options have an exercise price of $0.22 and expire on January 25, 2010. The options are comprised of two categories: non-performance based options and performance based options. The non-performance based options account for 1.361 million of the options granted.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended March 31, 2007 and 2006
(in Canadian dollars)

These options vest quarterly over a six-quarter period commencing with the quarter ended March 31, 2005. The remaining 139,000 performance based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives. None of the performance based options have vested as at March 31, 2007.

The Company records a compensation expense for stock options granted to employees and directors based on the fair value method of accounting. For the three-month periods ended March 31, 2007 and March 31, 2006, the employee stock option expense was $7,000 and $35,000, respectively.

9.	CHANGES IN NON-CASH OPERATING WORKING CAPITAL

The following table sets forth the changes in non-cash working capital items resulting from the inflow (outflow) of cash in the period.

	Quarter Ended March 31
	2007	2006
	(in thousands)
Accounts receivable	$(125)	$28
Deposits and prepaid expenses	5	30
Accounts payable	47	(123)
Accrued liabilities	164	13
Deferred revenue	(32)	65
	$59	$13

The following table summarizes the non-cash financing activities of the Company.

	Quarter Ended March 31
	2007	2006
	(in thousands)
Issuance of common shares in settlement of interest payments	$-	$4
Reduction in advances from related parties from conversion of secured subordinated notes	-	(45)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended March 31, 2007 and 2006
(in Canadian dollars)

10.	INVESTMENT IN JOINTLY CONTROLLED COMPANY

The unaudited interim consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting. The effect of proportionate consolidation of the joint venture on the Company’s unaudited interim consolidated financial statements is summarized as follows:

Consolidated Balance Sheets	March 31, 2007	December 31, 2006
	(in thousands)
Current assets	$19	$15
Current liabilities	(18)	(35)
Net investment	$1	$(20)

	Quarter Ended March 31
Consolidated Statements of Operations	2007	2006
	(in thousands)
Operating revenue	$20	$12
Operating expenses	-	-
Net income	$20	$12

	Quarter Ended March 31
Consolidated Statements of Cash Flows	2007	2006
	(in thousands)
Operating activities	$-	$-
Financing activities	-	(29)
Net cash (outflow) inflow	$-	$(29)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three Month Periods Ended March 31, 2007 and 2006
(in Canadian dollars)

11.	SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, that is, the design and delivery of software solutions for use by its customers. The single reportable operating segment derives its revenues from the sale of software and related services. Sales for each regional segment are based on the location of 3rd party customer.

The Company operates in the following reportable geographic segments: North America and Ireland and the United Kingdom. Information about the Company’s geographical net revenues and assets is set forth below:

Long Term Assets by Geographic Regions:	March 31, 2007		December 31, 2006
	Capital Assets	Other Assets	Capital Assets	Other Assets
	(in thousands)
North America	$80	$-	$80	$41
Ireland and U.K.	-	-	-	-
	$80	$-	$80	$41

Net Revenue by Geographic Regions:	Quarter Ended March 31
	2007	2006
	(in thousands)
North America	$246	$170
Ireland and U.K.	76	202
Revenue from discontinued operations (Note 3)	-	1,350
	$322	$1,722

Two customers accounted for 81% (March 31, 2006 - three customers accounted for 86%) of revenues for the quarter ended March 31, 2007 and two customers accounted for 92% (December 31, 2005 - 81%) of trade receivables as at March 31, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 9, 2007

OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) provides software solutions and services that help organizations source, manage and sell their capital equipment and assets. Our integrated offerings are designed for organizations in the financial services, manufacturing, government and oil and gas sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Eliminate operational downtime through preventative and corrective maintenance activities;
•	Track the location of assets, ensuring improved asset utilization and redeployment of idle equipment;
•	Manage inventory of materials more effectively, resulting in reduced purchasing costs, improved access to key supplies, and easier transfer of materials to where they are needed; and
•	Accelerate the sale of surplus assets while generating higher yields.

Some of our current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with General Electric Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”). Together, the companies work with leading organizations around the world to help them gain more value from and more control over their assets. GE Asset Manager customers include Kraft Foods Inc., GE Infrastructure and The Toro Company.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

DEVELOPMENTS IN THE FIRST QUARTER OF 2007

In addition to our financial performance, we realized a number of operating achievements in the period, notably:

•
We signed a master professional services agreement with a Fortune 500 strategic partner. The agreement is designed to streamline the process in which Northcore delivers future technology and application development services to all of the customer’s businesses.

•	Our joint venture with GE began providing asset disposition services to a leading national distributor of building products.
•	Our joint venture with GE launched an online marketing and sales platform to remarket off-lease and pre-owned equipment for The Toro Company. The sales platform is accessible via www.toroused.com.
•
We signed a business development agreement with Sandstorm Technologies. Acting as a sales agent, Sandstorm represents Northcore’s suite of asset management offerings to leading North American companies in a variety of key industry verticals, including manufacturing, financial services and healthcare.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 9, 2007

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include our ability to:

•	Raise additional funding or repay our debt to lenders when needed;
•	Develop our business-to-business sales and operations;
•	Develop appropriate strategic alliances;
•	Develop and implement our technology;
•	Gain market acceptance of our products and services;
•	Adapt to competitive factors and new technological changes;
•	Adapt to the volatility of the stock markets and fluctuations in our share price;

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, Annual Information Form, and Management Information Circular, may also cause our results to differ materially from expectations.

We encourage you to carefully review these risks, as outlined, to evaluate your existing or potential investment in our securities.

RESULTS OF OPERATIONS

Comparison of the Quarters Ended March 31, 2007 and March 31, 2006.

This section compares the unaudited consolidated financial results for the three month periods ending March 31, 2007 and March 31, 2006 and analyzes significant changes in the consolidated statement of operations and comprehensive income and consolidated statements of cash flows.

Overview: Net loss for the first quarter of 2007 was $550,000, or $0.01 per share, compared to net loss of $480,000, or $0.01 per share, for the same quarter of 2006. Net loss from continuing operations was $550,000, or $0.01 per share, compared to a net loss of $685,000, or $0.01 per share, for the same quarter of 2006. Total operating expenses decreased by $99,000 or 12 percent this quarter, when compared to the same quarter last year. Loss from continuing operations improved by $49,000 or 11 percent this quarter, when compared to the same quarter last year.

Revenue: Revenue is comprised of software license sales and service fees for software implementation, consulting, application hosting, support and training. Overall revenue decreased by 13 percent or $50,000 to $322,000 for the quarter ended March 31, 2007 from $372,000 for the quarter ended March 31, 2006. The decrease in revenue was attributed to the decline in Ireland and U.K.’s revenue as a result of transferring outstanding contracts to Norway upon the disposition of the Norway business unit in 2006. Revenues in the quarter ended March 31, 2007 includes royalties of $76,000 related to our former Norwegian operations.

General and Administrative: General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 9, 2007

is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses amounted to $447,000 for the quarter ended March 31, 2007, consistent with $443,000 for the same quarter last year.

Customer Service and Technology: Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services. For the quarter ended March 31, 2007 these costs amounted to $172,000, consistent with $165,000 for the first quarter of 2006.

Sales and Marketing: Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs. For the quarter ended March 31, 2007 sales and marketing costs amounted to $71,000, compared with $137,000 for the quarter ended March 31, 2006, a decrease of $66,000 or 48%. This decrease was mainly due to a reduction in sales force in North America and in Ireland and the U.K.

Employee Stock Options: The 2007 employee stock option expense represents the fair value of the stock options vesting from the June 21 and August 4, 2006 grants of 50,000 and 500,000 stock options respectively. For the quarter ended March 31, 2007 employee stock option expense amounted to $7,000, as compared to $35,000 in the same period of 2006, a decrease of $28,000. The decrease was due to a decline in options granted in 2006.

Depreciation and Amortization: Depreciation and amortization expense was $9,000 for the quarter ended March 31, 2007, as compared to $25,000 for the quarter ended March 31, 2006, a decrease of $16,000. The decrease was due to the adoption of the new accounting policies for financial instruments, whereby the Company wrote off the balance of deferred charges through the opening deficit as of January 1, 2007, see the discussion under “New Accounting Policies” below.

Interest Expense: Interest expense was $167,000 for the quarter ended March 31, 2007, compared to $252,000 for the same quarter of 2006. The interest expense for 2007 included a cash interest expense of $64,000 and a non-cash interest expense of $103,000 related to the Series G, H, I and J secured subordinated notes. The interest expense for 2006 included a cash interest expense of $107,000 and a non-cash interest expense of $145,000 related to the Series E, G, H, I and J secured subordinated notes.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $372,000 for the first quarter of 2007, as compared to $467,000 for the first quarter of 2006. The improvement in operating cash flows was a result of a decrease in loss from continuing operations as compared to the same period of 2006.

Cash Flows from Investing Activities: Investing activities resulted in cash outflows of $10,000, as compared to $nil for the same quarter of 2006. Cash flows from investing activities were the result of acquisition of new capital assets during the first quarter of 2007.

Cash Flows from Financing Activities: There were no financing activities during the first quarter of 2007, as compared to cash inflows of $705,000 generated for the first quarter of 2006. Issuance of the Series J convertible notes in February of 2006 produced cash inflows of $750,000, net of $5,000 in financing costs. A portion of the financing in the amount of $45,000 was a result of the conversion of advances from related parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 9, 2007

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, consist of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict future performance. The results for the periods up to the quarter ended March 31, 2006 have been restated as a result of the disposition of ADB Systemer in June 2006. See Note 3 to the unaudited interim consolidated financial statements.

Quarter ended	Mar 31 2007	Dec 31 2006	Sep 30 2006	June 30 2006	Mar 31 2006	Dec 31 2005	Sep 30 2005	June 30 2005
(in thousands of Canadian dollars, except per share amounts)

Revenue	$322	$309	$222	$170	$372	$510	$261	$244
Operating expenses:
General and administrative	447	439	410	498	443	419	592	841
Customer service and technology	172	189	151	159	165	219	205	200
Sales and marketing	71	55	65	120	137	126	122	127
Employee stock options	7	23	42	37	35	59	14	16
Depreciation and amortization	9	24	23	20	25	27	24	23
Losses on disposal of capital assets	-	-	-	-	-	2	-	(2)
Total operating expenses	706	730	691	834	805	852	957	1,205
Loss from continuing operations before the under-noted	(384)	(421)	(469)	(664)	(433)	(342)	(696)	(961)
Interest expense:
Cash interest expense	64	67	78	93	107	98	73	70
Accretion of secured subordinated notes	103	87	99	123	145	128	91	91
Interest income	(1)	(5)	(6)	(5)	-	-	-	-
	166	149	171	211	252	226	164	161
Loss from continuing operations	(550)	(570)	(640)	(875)	(685)	(568)	(860)	(1,122)
Income (loss) from discontinued operations	-	(1)	-	1,918	205	(218)	60	(58)
Net income (loss) for the period	$(550)	$(571)	$(640)	$1,043	$(480)	$(786)	$(800)	$(1,180)
Loss Per Share From Continuing Operations - Basic and Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)
Net Earnings (loss) Per Share - Basic and Diluted	$(0.01)	$(0.01)	$(0.01)	$0.01	$(0.01)	$(0.01)	$(0.01)	$(0.02)

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 9, 2007

RELATED PARTY TRANSACTIONS

During the quarter ended March 31, 2007, the Company paid $15,000 (March 31, 2006 - $1,000) in interest relating to the secured subordinated notes to related parties.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises. Since inception, the Company has received aggregate net proceeds of $90.1 million from debt and equity financing and has realized $26.4 million in gains on investment disposals. The Company has not earned profits to date and, at March 31, 2007, has an accumulated deficit of $109.5 million. The Company expects to incur losses further into 2007 and there can be no assurance that it will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. The Company has historically relied on non-operational sources of financing to fund its operations. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2006. Management believes that it has the ability to raise additional financing if required. The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Current assets of $430,000 were exceeded by current liabilities (excluding deferred revenue) of $2.975 million at the end of the first quarter of 2007 by $2.545 million. Current assets of $692,000 were exceeded by current liabilities (excluding deferred revenue) of $2.756 million by $2.064 million at the end of the fourth quarter of 2006. Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

Cash decreased by $382,000 to $93,000 as at March 31, 2007 from $475,000 as at December 31, 2006. This decrease in cash was the result of the activities described in the Results From Operations section above.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 9, 2007

CONTRACTUAL OBLIGATIONS

As at March 31, 2007, the Company's contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

(in thousands of Canadian dollars)	Total	Remainder of 2007	2008	2009	2010	2011
Operating leases	$421	$133	$160	$128	$-	$-
License agreements	234	88	117	29	-	-
Secured subordinated notes -principal repayment (a)	2,355	1,770	-	-	300	285
Secured subordinated notes - interest payment (a),(b)	906	584	-	-	165	157
	$3,916	$2,575	$277	$57	$465	$442

(a)	These amounts assume that the notes will be held to maturity.
(b)	Assumes first year of Series J interest payable, can be fully settled by the issuance of shares.

CRITICAL ACCOUNTING ESTIMATES

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2006. Management’s 2007 business plan includes a significant increase in revenue and operating cash flow primarily from major new contracts in North America. The revenue contained in management’s business plan is based on detailed estimates of revenue on a customer-by-customer basis. Management does not anticipate a material increase in 2007 expenses over those incurred in 2006, in order to attain the 2007 revenue goals. Additionally, management believes that it has the ability to raise additional financing if required. The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 9, 2007

REVENUE RECOGNITION

The Company’s revenues are derived from software license fees, implementation, training and consulting services, product maintenance and customer support, and software development, and hosting fees. Fees for services are billed separately from licenses of the Company’s product. The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of CICA EIC 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Hosting Fees
The Company earns revenue from the hosting of customer websites. Under our existing hosting contracts, we charge customers a recurring periodic flat fee. The fees are recognized as the hosting services are provided.

Software Development Fees
Typically, development of software for our customers is provided based on a predetermined fixed rate basis. Revenue is recognized as time is incurred throughout the development process.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:

• Persuasive evidence of an arrangement exists;
• Delivery has occurred;
• Fee is fixed or determinable; and
• Collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services. When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles. When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. The amount allocated to license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature. If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements. VSOE used in determining fair value for installation, implementation and training based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task. VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates. The revenue allocable to the software license is recognized when the revenue criteria are met. The revenue allocable to the consulting services is recognized as the services are performed.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 9, 2007

Implementation, Training & Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance & Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

Services revenue from maintenance and support is recognized when the services are performed. Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

NEW ACCOUNTING POLICIES

Financial Instruments
Effective January 1, 2007, the Company adopted the new recommendations of the CICA Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and, Section 3865, Hedges. These new handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost using the effective interest rate method. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its marketable securities as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and secured subordinated notes are classified as other financial liabilities, which are measured at amortized cost. The Company had neither available for sale, nor held to maturity instruments during the quarter ended March 31, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 9, 2007

There are no significant embedded derivatives or non-financial derivatives that require separate fair value recognition on the unaudited interim consolidated balance sheet on transition and as at March 31, 2007.

The Company charges all qualifying transaction costs related to debt issuance to earnings as incurred. The Company had previously deferred these costs and amortized them over the term of the related debts. The carrying value of transaction costs at December 31, 2006 of $42,000 was charged to opening deficit on transition on January 1, 2007.

The adoption of these handbook sections resulted in an adjustment to reduce deficit in the amount of $70,000, comprised of a decrease in deferred charges of $42,000 and a decrease in secured subordinated notes of $112,000 at January 1, 2007, being the difference in the carrying amount of secured subordinated notes at December 31, 2006 and the carrying amount calculated using the effective interest rate method from inception.

The Company had no “other comprehensive income or loss” transactions during the quarter ended March 31, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed, except that prior periods are restated to reflect the application of foreign currency translation of self-sustaining foreign operations. Other comprehensive income for the quarter ended March 31, 2006 comprises foreign currency gains on translation of the Company’s former subsidiary in Norway, which was sold in the second quarter of 2006.

CORPORATE DIRECTORY

DIRECTORS

T. Christopher Bulger (1), (2), (3)
CEO, Megawheels

Duncan Copeland (1), (2), (3)
President, Copeland and Company

David Gelineau (2), (3)
Account Executive, Donna Cona

Jeffrey Lymburner
Chief Executive Officer

Jim Moskos
President,
Northcore Technology Group

Rick Robertson (1)
Associate Professor of Business
Richard Ivey School of Business,
The University of Western Ontario

OFFICERS

Jeffrey Lymburner
Chief Executive Officer

Jim Moskos
President,
Northcore Technology Group

(1)    Member of the Audit Committee
(2)    Member of the Management Resources and Compensation Committee
(3)    Member of the Corporate Governance Committee

OFFICES

North America
Corporate Headquarters
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7
1 888 287 7467

Europe
ADB Systems International Limited
52 Broomhill Road, Suite 108
Broomhill Industrial Estate
Tallaght, Dublin 24
+353 1 4310513

ADDITIONAL SHAREHOLDER
INFORMATION

www.northcore.com
investor-relations@northcore.com

AUDITORS

KPMG LLP
Toronto, Ontario, Canada

LAWYERS

Gowling Lafleur Henderson LLP, Toronto

SHARES OUTSTANDING

Issued: 83,903,798
March 31, 2007

REGISTRAR & TRANSFER AGENT

Equity Transfer and Trust Company
200 University Avenue, Suite 400
Toronto, ON M5H 4H1

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
    Symbol: NTI
OTC Bulletin Board
Symbol: NTLNF